SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1 June 2004	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

Attached please find a translation of Matav Cable Systems Media Ltd, first quarter 2004 financial report, edited according to the Israeli securities authority regulations. This financial report was attached as part of Dankner Investments Ltd. (holder of 22% in Matav) first quarter 2004 financial results, released on May 31, 2004.

MATAV – CABLE SYSTEMS MEDIA LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2004

UNAUDITED

INDEX

Page

Review Report of Interim Consolidated Financial Statements	2
Consolidated Balance Sheets	3 - 4
Consolidated Statements of Operations	5
Statements of Changes in Shareholders’ Equity	6
Consolidated Statements of Cash Flows	7 - 9
Notes to Interim Consolidated Financial Statements	10 - 24

•	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	•	Phone: 972-3-6232525 Fax: 972-3-5622555

The Board of Directors
Matav - Cable Systems Media Ltd.

Re:	Review report of unaudited interim consolidated financial statements as of and for the three months period ended March 31, 2004

        At your request, we have reviewed the interim consolidated balance sheet of Matav – Cable Systems Media Ltd. as of March 31, 2004 and the related interim consolidated statements of operations, changes in shareholders’ equity and cash flows for the three months then ended. Our review was made in accordance with procedures established by the Institute of Certified Public Accountants in Israel. These procedures included reading the above mentioned interim consolidated financial statements, reading minutes of meetings of the shareholders and of the board of directors and its committees, and making inquiries of persons responsible for financial and accounting matters.

        We have been furnished with reports of other accountants in respect of the review of the interim financial statements of a jointly controlled company, whose assets constitute approximately 6% of total consolidated assets as of March 31, 2004, and whose revenues constitute approximately 0.8% of total consolidated revenues for the three months then ended. In addition, we have been furnished with reports of other accountants in respect of the review of an affiliate, the investment in which on the equity basis of accounting as of March 31, 2004 totaled approximately NIS 70,739 thousand, and the Company’s share in the earnings for the three months then ended totaled approximately NIS 5,366 thousand.

        A review is substantially less in scope than an audit in accordance with generally accepted auditing standards in Israel, and accordingly, we do not express an opinion on the interim consolidated financial statements.

        Based on our review and the reports of other accountants, we are not aware of any material modifications that should be made to the interim consolidated financial statements in order for them to be in conformity with generally accepted accounting principles in Israel and with the Securities Regulations (periodic and Immediate Reports), 1970.

        We draw attention to the matter described in Note 4 of the interim financial statements regarding claims filed against the Company and its subsidiaries.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 23, 2004	A Member of Ernst & Young Global

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED BALANCE SHEETS

	March 31,		December 31,
	2004	2003	2003
	Unaudited		Audited
	NIS in thousands
	Reported (1)	Adjusted (2)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	27,242	1,325	37,948
Trade receivables	83,008	68,155	83,151
Other accounts receivable	21,361	20,979	19,765

	131,611	90,459	140,864

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	72,100	25,594	66,807
Investment in other company	16,241	16,241	16,241
Long-term loans granted to employees	-	324	-
Investment in limited partnerships	1,597	-	2,057
Rights to broadcast movies and programs	45,910	-	34,927
Other receivables	885	-	885

	136,733	42,159	120,917

FIXED ASSETS:
Cost	2,050,836	2,003,088	2,028,447
Less - accumulated depreciation	1,188,156	1,035,322	1,151,622

	862,680	967,766	876,825

OTHER ASSETS AND DEFERRED CHARGES, NET	3,710	6,209	3,946

	1,134,734	1,106,593	1,142,552

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED BALANCE SHEETS

	March 31,		December 31,
	2004	2003	2003
	Unaudited		Audited
	NIS in thousands
	Reported (1)	Adjusted (2)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Credit from banks and others	413,374	518,031	435,403
Current maturities of debentures	33,634	33,567	33,701
Trade payables	108,735	66,409	94,699
Jointly controlled entity - current accounts	18,374	12,902	17,690
Other accounts payable	167,240	88,008	158,982

	741,357	718,917	740,475

LONG-TERM LIABILITIES:
Long-term loans from banks and others	126,056	136,035	127,403
Debentures	66,101	99,091	66,145
Customers' deposits for converters, net of accumulated
amortization	24,974	29,057	25,675
Severance pay liability, net	2,503	880	2,106

	219,634	265,063	221,329

SHAREHOLDERS' EQUITY:
Share capital:	48,893	48,882	48,882
Additional paid-in capital	375,527	401,329	375,538
Accumulated deficit	(250,677)	(262,681)	(243,672)

	173,743	187,530	180,748
Less - Company shares held by subsidiary	-	64,917	-

	173,743	122,613	180,748

	1,134,734	1,106,593	1,142,552

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

May 23, 2004 —————————————— Date of approval of the financial statements	—————————————— Shmuel Dankner Chairman of the Board	—————————————— Amit Levin Chief Executive Officer	—————————————— Shalom Bronstein Chief Financial Officer

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003
	Unaudited		Audited
	NIS in thousands (except per share amounts)
	Reported (1)	Adjusted (2)
Revenues	147,637	130,339	545,480

Operating expenses:
Depreciation	37,068	40,608	160,521
Other operating expenses	83,197	76,984	306,165

	120,265	117,592	466,686

Gross profit	27,372	12,747	78,794

Selling, marketing, general and administrative expenses:
Selling and marketing	14,886	10,126	43,954
General and administrative	10,115	11,771	42,659

	25,001	21,897	86,613

Operating (income) loss	2,371	(9,150)	(7,819)
Financial expenses, net	(12,257)	(14,792)	(83,958)
Other income (expenses), net	(758)	(3,939)	80,996

Loss before taxes on income	(10,644)	(27,881)	(10,781)
Taxes on income	-	-	35,576

Loss after taxes on income	(10,644)	(27,881)	(46,357)
Equity in earnings of affiliates, net	3,639	3,422	40,907

Net loss	(7,005)	(24,459)	(5,450)

Net loss per NIS 1 par value of Ordinary share (in NIS)	(0.23)	(0.85)	(0.19)

Weighted average number of Ordinary shares issued and
outstanding (in thousands)	30,215	28,860	29,347

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended March 31, 2004 (unaudited)
	Share capital	Additional paid-in capital	Accumulated d deficit	Total
	Reported NIS in thousands (1)

Balance at the beginning of the period	48,882	375,538	(243,672)	180,748

Exercise of stock options by employees	11	(11)	-	-
Net loss	-	-	(7,005)	(7,005)

Balance at the end of the period	48,893	375,527	(250,677)	173,743

	Three months ended March 31, 2003 (unaudited)
	Share capital	Additional paid-in capital	Accumulated d deficit	Less - Company shares held by subsidiary	Total
	Adjusted NIS in thousands (2)

Balance at the beginning of the period	48,882	401,329	(238,222)	(64,917)	147,072

Net loss	-	-	(24,459)	-	(24,459)

Balance at the end of the period	48,882	401,329	(262,681)	(64,917)	122,613

	Year ended December 31, 2003 (audited)
	Share capital	Additional paid-in capital	Accumulated d deficit	Less - Company shares held by subsidiary	Total
	Adjusted NIS in thousands (2)

Balance at the beginning of the year	48,882	401,329	(238,222)	(64,917)	147,072

Sale of Company shares held by
subsidiary	-	(25,791)	-	64,917	39,126
Net loss	-	-	(5,450)	-	(5,450)

Balance at the end of the year	48,882	375,538	(243,672)	-	180,748

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003
	Unaudited		Audited
	NIS in thousands
	Reported (1)	Adjusted (2)
Cash flows from operating activities:

Net loss	(7,005)	(24,459)	(5,450)
Adjustments to reconcile net loss to net cash provided by
operating activities (a)	41,552	36,315	101,503

Net cash provided by operating activities	34,547	11,856	96,053

Cash flows from investing activities:

Purchase of rights to broadcast movies and programs	(6,692)	-	-
Investment in limited partnerships	(29)	-	-
Jointly controlled entity, proportionally consolidated for
the first time (b)	-	-	1,980
Purchase of fixed assets	(14,992)	(17,660)	(56,642)
Repayment of long-term loans granted to affiliate	-	127	292
Proceeds from sale of investments in affiliate	-	-	114,440
Proceeds from sale of fixed assets	260	145	1,700
Long-term loan granted for purchase of fixed assets	-	-	(1,394)

Net cash provided by (used in) investing activities	(21,453)	(17,388)	60,376

Cash flows from financing activities:

Sale of Company shares by subsidiary	-	-	39,126
Receipt of long-term loans from banks and others	1,000	-	31,676
Repayment of long-term loans to banks and others	(5,003)	(32,546)	(73,522)
Redemption of debentures	-	-	(33,701)
Short-term bank credit, net	(19,797)	31,799	(89,664)

Net cash used in financing activities	(23,800)	(747)	(126,085)

Increase (decrease) in cash and cash equivalents	(10,706)	(6,279)	30,344
Cash and cash equivalents at beginning of period	37,948	7,604	7,604

Cash and cash equivalents at end of period	27,242	1,325	37,948

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003
	Unaudited		Audited
	NIS in thousands
	Reported (1)	Adjusted (2)
(a) Adjustments to reconcile net loss to net cash provided
by operating activities:

Income and expenses not involving cash flows:

Equity in earnings of affiliates, net	(5,293)	(3,422)	(40,907)
Depreciation and amortization	37,369	41,392	171,820
Amortization of rights to broadcast movies and programs	9,663	-	-
Deferred taxes, net	1,654	-	(15,630)
Severance pay, net	397	1,196	1,685
Earnings from sale of shares of affiliates	-	-	(96,662)
Earnings (loss) from sale of fixed assets	(55)	(55)	1,428
Linkage differences on principal of debentures	(111)	(533)	355
Linkage differences on principal of long-term loans
from banks and other, net	424	(1,295)	(3,647)

	44,048	37,283	18,442

Changes in operating asset and liability items:

Decrease in trade receivables	143	676	9,718
Increase in other accounts receivable	(1,596)	(2,854)	(29)
Decrease in trade payables	(7,630)	(16,658)	(1,832)
Increase in other accounts payable	6,604	3,402	59,330
Increase in jointly controlled entity - current accounts	684	10,218	15,008
Increase (decrease) in customers' deposits for
converters, net	(701)	4,248	866

	(2,496)	(968)	83,061

	41,552	36,315	101,503

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003
	Unaudited		Audited
	NIS in thousands
	Reported (1)	Adjusted (2)

(b) Jointly controlled entity, proportionally consolidated
for the first time:

Net working capital (except for cash and cash
equivalents	-	-	38,745
Fixed assets, net	-	-	(1,142)
Investment in limited partnerships	-	-	(2,057)
Rights to broadcast movies and programs	-	-	(34,927)
Long-term liabilities	-	-	737
Investment in affiliate	-	-	624

	-	-	1,980

(c) Significant non-cash activities:

Purchase of fixed assets against loans from suppliers	40,817	54,402	35,512

Commitments amounts with suppliers of rights	14,114	-	-

(1)     See Note 2.
(2)     Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

These financial statements have been prepared in a condensed format as of March 31, 2004, and for the three months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2003 and for the year then ended.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board.

The significant accounting policies and methods of computation followed in the preparation of the interim financial statements are identical to those followed in the preparation of the latest annual financial statements, except as described below.

b.	Discontinuance of the adjustment of financial statements for the effects of inflation and financial reporting in reported amounts:

In 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements (“Standard No. 12”). According to this Standard (as amended by Accounting Standard No. 17), the adjustment of financial statements for the effects of inflation should be discontinued beginning January 1, 2004. The Company applied the provisions of the Standard, and accordingly, the adjustment for the effects of inflation was discontinued as from January 1, 2004.

1.	Starting point for the preparation of financial statements:

a)	In the past, the Company prepared its financial statements on the basis of the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). These adjusted amounts, as included in the financial statements as of December 31, 2003 (the transition date), served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

b)	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

c)	In the financial statements “cost” represents cost in the reported amount (see 2 below).

d)	All comparative data for previous periods are presented after adjustment for the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Financial statements in reported amounts:

a)	Definitions:

Adjusted amount – historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount – adjusted amount as of the transition date, plus additions in nominal values after the transition date and less amounts deducted after the transition date. The amounts deducted after the transition date are in historical nominal values, adjusted amounts as of the transition date or in a combination of historical nominal values and adjusted amounts as of the transition date, according to the relevant situation.

b)	Balance sheet:

1)	Non-monetary items are presented in reported amounts.

2)	Monetary items are presented in nominal values as of the balance sheet date.

3)	The carrying value of investments in investees is determined based on the financial statements of these companies in reported amounts.

c)	Statement of operations:

1)	Income and expenses relating to non-monetary items are derived from the change in the reported amount between the opening balance and the closing balance.

2)	Other items in the statement of operations are presented in nominal values.

3)	Equity in the results of operations of investees is determined based on the financial statements of these companies in reported amounts.

3.	Following are data regarding the Israeli CPI and the exchange rate of the U.S. dollar:

As of	Israeli CPI	Exchange rate of one U.S. dollar
	Points *)	NIS

March 31, 2004	106.1	4.528
March 31, 2003	109.0	4.687
December 31, 2003	106.2	4.379

Change during the period	%	%

March 2004 (three months)	(0.1)	3.4
March 2003 (three months)	0.8	(1.1)
December 2003 (12 months)	(1.9)	(7.6)

*)	The index on an average basis of 2000 = 100.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	The financial statements of an investee under joint control, Hot Vision Ltd., were consolidated by the proportionate consolidation method effective December 31, 2003.

NOTE 3:-	COOPERATION AMONG THE CABLE COMPANIES AND CONDUCTING NEGOTIATIONS FOR THE ACQUISITION OF THE CABLEOPERATIONS AND ASSETS OF TEVEL

Cooperation among the cable companies

In 2001, the cable companies filed applications for merger, among them, to various regulators. In March 2002, an approval was received from the Council for Cable and Satellite Broadcasting (hereafter – the Council) for the merger of the cable companies operations and it was amended in February 2003.

In April 2002, the approval for the proposed merger was received from the Controller of Restrictive Business Practices (“the Controller”) for the merger. On April, June, November and December 2003, the Controller extended the validity of his approval to the merger until the earlier of December 15, 2004 or the completion of the merger.

The Controller’s conditions to the merger includes, inter alia, conditions concerning: (1) separation between the cable infrastructure and the broadcasting activity of the merged companies; (2) allowing access to and use of cable broadcasting infrastructure to owners of licenses to operate CATV systems; (3) the ownership structures of the merged companies; (4) restrictions as to the purchase of content and interest in the channels; (5) provisions concerning non prevention of competitive infrastructures development; (6) restrictions on parties that are related to the merged companies, including in connection with acting as officers in the merged company and the transfer of business information; (7) the commitment to supply fixed telephone services to the public in Israel over the cable infrastructure on time and scope not below that was determined in the approval of the Controller to the merger. (8) the provision of a bank guarantee (by all the Cable companies) in the amount of 15 million dollars in an unqualified wording that will satisfy the Controller as collateral for the fulfillment of the Controller’s conditions.

According to the Controller’s conditions to the merger as extended, it was determined, inter alia, that the merged infrastructure company of the cable companies has to commercially supply telephony services over cable infrastructure to the public in Israel no later than by November 20, 2004. Similarly, it was determined that the merged infrastructure company will provide telephony services that compete with those of Bezeq in scope and time as mentioned in the Controller conditions.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	COOPERATION AMONG THE CABLE COMPANIES AND CONDUCTING NEGOTIATIONS FOR THE ACQUISITION OF THE CABLE OPERATIONS AND ASSETS OF TEVEL (Cont.)

The investment in telephony will be in an amount not below NIS 350 million and made as follows: until June 30, 2004 – the infrastructure company will invest an amount not below NIS 105 million; until June 30, 2005 – the infrastructure company will make an additional investment of not below NIS 140 million; until June 30, 2006 –the infrastructure company will invest an amount not below NIS 105 million and any other amount as far as it will be required in order to implement the business plan for the provision of telephony services that fully compete with Bezeq telephony services.

Effective from the date of the approval of the Controller to the merger (April 2002) and thereafter, the cable companies collaborate in most of their areas of activity and from 2003 the activity is carried out under the brand name HOT.

On November 19, 2003, the cable companies, including the Company, filed a request to be exempt from an approval of a “Restrictive Arrangement” as such term is defined under Section 14 of the Restriction Business Practice Law, commencing November 16, 2003 and until the earlier of the completion of merger procedures between the cable companies, or November 15, 2004.

The above request to be exempt was filed in connection with the above on going cooperation among the cable companies, inter alia, in the field of multi-channel cable broadcasting, national fixed telecommunication services, including access services to Internet over the cables and telephony services including in the field of marketing, production and purchase of content and channels.

On December 17, 2003, the Controller granted the cable companies, including the Company, an exemption for a period of one year from approving of a “Restrictive Arrangement”in connection with said cooperation. The grant of the exemption is subject to the conditions as stated in the Controller’s approval to the merger from April 2002, and subject to other conditions, inter alia, that the cable companies will not take any irreversible step which prevents independent and separate action from any of them if the merger is not consummated and that, until December 15, 2004, the cable companies will not perform any cooperation that is irreversible.

According to the position of the Supervisor of the Banks at the Bank of Israel, the merger of the cable companies and the formation of a merged cable entity constitutes a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives”of the Supervisor of the Banks, inter alia, regarding the restriction on “Group of Borrowers”, as such term is defined in the “Proper Bank Management Directives”. The above position of the Supervisor has an impact as to the issue of giving loans by banking corporations and as to the issue of allocation of the merged company debts, inter alia, to an indirect controlling shareholder of the Company.

Based on the aforesaid, and due to the difficulties arising from the position of the Supervisor of the Banks and the provisions of “Proper Bank Management Directives” there is no certainty whether the merger will be actually completed and if it will be completed when it will actually occur and what will be its structure. The Company’s management is examining any and all alternatives in order to continue to preserve the existing cooperation between the cable companies, including the exanimation of possible acquisition of Tevel’s subscribers and assets in the multi channel television and fast Internet access as detailed below.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	COOPERATION AMONG THE CABLE COMPANIES AND CONDUCTING NEGOTIATIONS FOR THE ACQUISITION OF THE CABLE OPERATIONS AND ASSETS OF TEVEL (Cont.)

Conducting negotiations for the acquisition of the cable operations and assets of Tevel

Following the aforesaid, the Company announced in February 2004, that it commenced preliminary negotiations with Tevel International Communications Ltd. (Tevel) and its shareholders in order to purchase all Tevel’s cable related assets, including the holdings of Tevel in Golden Channels and in Tevel’s subsidiaries, which own the cable broadcasting and access to fast internet services licenses (Tevel’s Communications Assets).

The Company reviews several alternatives for the execution of the transaction, including the possibility to purchase Tevel’s Communications Assets and in exchange assuming certain of Tevel’s liabilities to banks and simultaneously issuance of shares to Tevel and by that increase the total debt of the Company.

NOTE 4:- CONTINGENT LIABILITIES

1.	Claims and petitions for approval of class actions:

a)	On April 22, 1999, a lawsuit and motion to approve the suit as a class action were filed against the Company with the Tel-Aviv-Jaffa District Court pursuant to Article 46a of the Restrictive Business Practices Law, 1988 by a subscriber of the Company who seeks approval as class action, thereby representing all of the members of the class allegedly included in such action.

In the claim, it is alleged that the Company constitutes a monopoly, and that it adversely exploits its position in the market, in a manner which is, or may be damaging to the general public, inter alia, by setting and collecting unreasonable and unfair prices for the services it provides.

If the class action is approved, the court will be requested to require the Company to reduce the subscriber fees that it collects and to pay its subscribers compensation in connection with the subscriber fees collected from May 10, 1996 to April 1, 1999. In this context, the petitioner claims that he has sustained damages in a sum of reported NIS 1,387 and further claims that the sum of compensation due to all of the members of the class included in the class action, if approved, amounts to reported NIS 360 million. The subscriber is also claiming compensation with respect to the damages caused to all of the members included in the class action, if approved, from the date of filing the lawsuit to the date judgment is rendered.

MATAV - CABLE SYSTEMS MEDIA LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- CONTINGENT LIABILITIES (Cont.)

The Company filed an opposition to the motion to approve the claim as a class action inter alia, on the grounds that the claim and the motion lack any merits, because of the fact that the plaintiff has disregarded the high investments made in infrastructure and equipment, because of the fact that the franchise granted to the Company for CATV broadcasts, is limited in time, because of the fact that the comparisons made by the plaintiff between the Company and foreign companies dealing in CATV broadcasts in countries where the situation is very different, are not relevant to the Company’s modus operandi, and because of the fact that the subscriber fees are subject to supervision and are highly regulated.

At the beginning of the hearing of the request, it was stated that the clarification of the request will be joint with similar requests that were filed against the cable companies Tevel, Golden Channels and Idan (however, in the meantime, this condition changed, see below). After the unification of proceedings and pursuant to the arrangement reached by the parties and which was validated as a court decision, it was agreed that the Court will preliminarily decide with respect to the legal threshold claims that were raised by the Company (and other cable companies). The main elements of these claims are as follows:

1)	The cable companies acted pursuant to the legislation that allowed them to collect subscriber fees, and even determined the rates for this matter, according to the discretion that was applied by the sub legislator in the regulations for that purpose. According to the claim, the reasonability of the rates of the cable companies should not be attacked as if they are unfair, as long as it was not determined that there was a flaw in the legislation pursuant to which the franchisees operated. Therefore, the Company is entitled to benefit from article 6 to Torts Ordinance, which grants a type of immunity to someone acting according to legislation. The court will be requested to determine, among others, if a prior precedent of the Supreme Court in this respect is valid applicable for our case.

2)	In the past, the Restrictive Trade Practices Court approved that the cable companies could raise the subscriber fees rates, in the context of the request to approve the restrictive arrangement presented to it. The Company claims that this ruling constitutes an estoppel by res judicata and a good defense against this claim.

On August 21, 2003, the Court rendered its decision reject the arguments of the Company (and of the other cable companies) and determined that the expenses with respect to the proceedings will be taken into account at the end of the proceedings.

In that decision the Court has determined, among other things, that the immunity stated in article 6 to Torts Ordinance is not granted to the cable companies and that the decision of the Restrictive Trade Practices Court that was granted in the past does not constitute a binding precedent or Court’s ruling toward the plaintiffs in said procedure. Nevertheless, according to a procedural settlement reached by the parties, the Court will have to rule on other issues and parties arguments which were detailed in the request to approve the claim as a class action and the responses of the cable companies in that issue.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- CONTINGENT LIABILITIES (Cont.)

In a pre-trial hearing held on November 26, 2003, it was determined that the hearing of the proceedings against the various cable companies will be separated and that the first to be heard is the request to approve a class action which was filed against the Company. As agreed upon by the parties and validated in the court ruling, the Company is permitted to present complementary opinion and declarations until June 2, 2004, and that the plaintiff may present counter opinion and declarations until September 1, 2004.

Hearing was scheduled to February 7, 2005.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, since the claim and the motion to approve it as a class action, and the Company’s response to the claim and the motion, raise complex, factual and legal questions that have not yet been resolved in Israeli case law, and for which there are no precedents that are based on similar facts, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

b)	On August 28, 2002, a motion was filed to approve the filing of a class action against the cable companies on behalf of the residents of peripheral settlements. The claim is for indemnification in respect to these settlements not being connected to the cable networks with the elapse of six years from the date on which the franchises were granted (“the Request to Approve”). The relief requested from the Company amounts to about NIS 139 million, upon filling the claim.

In view of a rejection of substantially similar claim by Court, the Company and Golden Channels have presented a request to strike ab limine the claim. The plaintiffs presented a reply to the request to strike ab limine and the Company and Golden Channels presented their reply to the plaintiffs reply. Similarly, the Company and Golden Channels presented a reply to the Request to Approve.

The Court ruled that the request to strike ab limine will be heard together with the Request to Approve. The hearing in the Request to Approve was postponed in view of Tevel announcement that it is in stay of proceedings. The plaintiffs presented a request to remove the postponement of the hearing in relation to the Company and Golden channels. A decision in the request to revoke the suspending of the case due to Tevel stay of proceedings was not yet rendered.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, at present, it is not possible to estimate the chances of the request and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- CONTINGENT LIABILITIES (Cont.)

c)	On December 3, 2002, a lawsuit and motion to approve the lawsuit as a class action were filed by seven claimants against cable companies, Ministry of Communications and the Council with respect to the conditions of the Council not being fulfilled with respect to the companies’ cable broadcasts and the satellite broadcasts of channel 5. The requested relief amounts to about NIS 302 million as well as an additional monthly cumulative installment of NIS 25.2 million from the date of filing the lawsuit to the date a judgment is rendered. The Company’s proportionate share relating to the subscribers ratio as of the balance sheet date, is NIS 80 million, in addition to an monthly amount of NIS 6.7 million accumulating from the date the claim was filed until a ruling is rendered. The cable companies argue, inter alia, that the claim does not qualify to be a class action due to the differences between the claimants that exist on the level of the content of the broadcasts (program preference), as well as on the level of the damages being claimed, and that the cable companies fulfilled most of the conditions that were determined by the Council.

On October 26, 2003, the Court ruled that in order to determine whether article 29 or the Consumer’s Protection Law may be applied and to present a class action by virtue of their operation, first the relevant facts should be examined and, therefore the request to approve cannot be dismissed before it is being heard. The motion to approve against Tevel was rejected with no order for expenses. The motion to approve versus the Company and Golden Channels is pending the court ruling, after the parties submitted their summaries.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, believe that, at present, it is not possible to estimate the chances of the request and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements. The amount of the claim was calculated by the plaintiff based on the number of subscribers of each of the cable companies at the filing date of the claim.

d)	On June 29, 2003, a request to approve a class action was filed against the Company. The amount of the claim, as estimated by the petitioners, is approximately NIS 100 million, as of the date of the request. The claim consists of two causes of action. The first cause of action is not granting penetration discount as opposed to the directives of the franchise. The petitioners argue that the discount requested is by virtue of the terms of the franchise which determine that it is mandatory to grant a penetration discount at the rate of 10% of the price determined in ICP arrangement whereas, in practice, the Company granted its customers a penetration discount of 10% of the price set in the franchise.

The second cause of action is with respect of a limitation, which the Restrictive Trade Practices Court imposed on the increase of subscriber fees, where it prohibited the cable companies, including the Company, to increase, in real terms, the subscriber fees in excess of 1.9% per year (“the Ruling”).

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- CONTINGENT LIABILITIES (Cont.)

The petitioners contend that the cable companies increased the subscriber fees a day after the Ruling was rendered and calculated the annual increase rate – 1.9% from a starting price that was higher than the price that was determined as a starting price by the Restrictive Trade Practices Court.

On February 23, 2004, the Company submitted its response to this petition, whereby with respect to the first allegation of the petitioners, the Company clarified in its response that the clear and defined objective of the increase of the subscriber fees that was determined by the Restrictive Trade Practices Court was not a determination of new subscriber fees, as defined in the franchise.

The Company claimed that the Restrictive Trade Practices Court determined a ceiling for the increase only to prevent the cable companies from rolling over to the public the arrangement fee they were required to pay, by an immediate increase of the subscriber fees up to the ceiling. In addition, whereas the Company already granted a penetration discount of 10% in regions, which are the object of the claim prior to rendering the Ruling, the petitioners allegation implies that it was to grant a double discount than the one intended by the Minister of Communications, and such a conclusion is unreasonable and is not consistent with the provisions of the Ruling.

As to the second allegation of the petitioners, the Company responded that an increase of the subscriber fees a day after the Ruling was rendered, was only a result of linking the subscriber fees to the CPI, pursuant to the provisions of the franchise and the Bezeq Regulations (Franchises) – 1987, and such an increase was permitted in ICP arrangement and pursuant to the Ruling.

In a preliminary hearing that was held in court, the judge asked if one of the causes of action was that the Company was obliged to grant a penetration discount of 10% of subscriber fees actually collected from subscribers prior to the penetration of 65% (followed by a penetration discount) and not of the maximum subscriber fees, as actually done.

It was clarified by the attorney for the petitioner that this cause of action was not raised in the complaint and in the motion to approve a class action and that he will reconsider to amend the motion in this matter. The attorneys for the Company clarified that the Company will object to such amendment, if such an amendment is filed.

The parties notified that they waive their right for examinations and the case was scheduled for summaries. The petitioners have to submit their summaries until July 1, 2004; the Company have to submit its summaries until August 31, 2004 and the petitioners shall be entitled to submit their reply summaries until September 10, 2004.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, at present, it is not possible to estimate the chances of the request and, therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- CONTINGENT LIABILITIES (Cont.)

2.	Other claims:

a)	On December 31, 2003, Eshkolot – the Israeli Artists Society for Performers’ Rights Limited (“Eshkolot”) filed a claim with the Tel Aviv Jaffa Court against the cable companies, including the Company, alleging non-payment of cash seeking a permanent injunction as well as a preliminary injunction and to instruct Tevel trustee.

Eshkolot argues that since January 1, 2003, the cable companies broadcast programs which use the performers rights of the Israeli artists which are held by Eshkolot without Eshkolot’s permission or consent and without paying any royalties whatsoever for this alleged use.

In the context of the claim, the Court was requested to instruct and affirm that Eshkolot is entitled to receive a such use payment of NIS 8,500 thousand as compensation for 2003 royalties (net of payments already transferred to Eshkolot) and that, from now on, in each year the cable companies will have to pay this amount including linkage differences and to update such royalties relative to the number of broadcasting minutes of protected performances increase. Additionally, Eshkolot requested to obligate the cable companies to pay the maximum statutory compensation, as set in the Copy Rights Law, in the total amount of NIS 24,320 thousand. Eshkolot also requested a permanent injunction order against the cable companies that will disallow to broadcast protected performances employing performers rights held by Eshkolot, unless an explicit authorization from Eshkolot was given.

Further, the Court was requested by Eshkolot to give a preliminary injunction which prohibits the cable companies to broadcast performances, employing performers rights held by Eshkolot, if an advance explicit and written authorization from Eshkolot does not exist, until the hearing and the decision in Eshkolot primary claim for compensation for violating performers rights and in the request of the permanent order against the cable companies.

On or about the filing of the lawsuit, the parties commenced negotiations in order to forward the case to arbitration. An arbitration agreement was entered into on May 2, 2004. Accordingly, On May 11, 2004, Eshkolot, on the consent of the parties, filed a motion to strike the proceedings in court in order to forward them to arbitration. On May 13, 2004, the Court approved the parties’ announcement on a settlement agreement pursuant to which the case shall be forwarded to arbitration proceeding and instructed to strike the lawsuit with no order for expenses. In addition, in context of the arbitration agreement, the parties agreed to strike the appeals that were filed by Eshkolot to the Restrictive Trade Practices Court, as detailed in the annual financial statements as of December 31, 2003, included in Notes 1(4)(b) and 15(b)(2)(d). On May 18, 2004 the Court ordered to strike the appeals with no order for expenses.

According to the opinion of Company’s management, based on the opinion of its legal counsel in view of the early stages of the proceeding, at this time, the prospects of the arbitration proceedings cannot be estimated.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- CONTINGENT LIABILITIES (Cont.)

The Company’s management included in the financial statements a provision, which in its opinion, reflects adequately the Company’s exposure in respect of this claim.

b)	In July – September 1999, Tevel Israel International Communications Ltd. (Tevel) and Golden Channels and Co. (“Golden Channels”) entered into license agreements with the major studios (Columbia, Fox and Warner Bros. Television Distribution (Warner) to purchase contents (The agreements). The contents were placed, among others, in channels 3 and 4 and are produced by Hot Vision for all cable companies, and for channels for pay – Cinema 1, 2, 3 and cinema prime, that are produced by Avdar Silver Industries Ltd. (“Avdar”) for all of the cable companies.

Agreements were entered into by and between Tevel, Golden Channels and Hot Vision, according to which, broadcasting rights for the above contents, were provided to Hot Vision. In addition, agreements were entered into by Avdar and all of the cable companies, pursuant to which the broadcast rights for the above pay channels were placed with Avdar.

(1)	On November 27, 2002, Warner Bros. International Television Distribution (“Warner”) filed a lawsuit against Tevel in a court in California seeking, inter alia, a monetary compensation of $ 17 million (“Warner lawsuit in California”), on the grounds that the agreement from July 13, 1999, pursuant to which, Tevel (through which all the cable companies) acquired from Warner the rights to broadcast films, was breached and consequently was rescinded by Warner.

Following Warner lawsuit in California and other actions taken by Warner, on December 5, 2002, the trustee for Tevel group filed with the District Court in Tel Aviv a motion to instruct, among others, that Warner should take any measure necessary to discontinue the lawsuit in California and this in view, among others, of the stay of proceedings order that was granted with respect to Tevel, which prohibits the institution of new proceedings against Tevel without the approval of the District Court in Tel Aviv) and based on the proof of debt submitted by Warner to the trustee under the same cause of action.

On February 10, 2003, the court rendered its ruling on the trustee’s motion. Pursuant to the ruling, the court dismissed Warner’s position and accepted the motion. The court, inter alia, ruled that Warner instituted unlawful proceeding in the United States and under circumstances substantiating doubts as to its good faith, and such a proceeding cannot be materialized or enforced in the boundaries of the state of Israel. On March 25, 2003, the trustee rendered it decision of Warner’s proof of debt, in which the majority of the proof was rejected. On April 24, 2003, Warner appealed to the district court on the issue of proof of debt and following decisions rendered on the appeal, on June 24, 2003, Warner filed an amended appeal on the trustee’s decision in the matter of the proof of debt.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- CONTINGENT LIABILITIES (Cont.)

On October 21, 2003, the Supreme Court rejected Warner’s appeal on the court’s ruling of February 10, 2003, subject to the rights of Warner and the trustee to argue on the issue of the applicable law on the proof of debt and this is in the context of Warner’s appeal on the trustee’s decision on the proof of debt and instructed Warner to file an amended appeal in order to include the argument that Warner’s lawsuit should be litigated under California law.

The amended appeal was filed, in the context of which, Warner seeks the reversal of the trustee’s decision on the proof of debt (which approved the debt for Warner in the amount of $ 182 thousand only) and approve Warner a debt in the aggregate of $ 17 million and alternatively $ 12 million. The trustee and the Official Receiver filed its response to the appeal. The court accepted Warner’s request to allow to file a response to the trustees’ response and the Official Receiver. The company estimates, based on the opinion of Tevel’s legal counsel, that the chances of the appeal to prevail, are remote, and therefore, no provision has been included in the Company’s financial statements in respect thereof.

(2)	On December 9, 2002, Warner filed a lawsuit against Golden Channels with the district court in Los Angeles, California in the U.S. The lawsuit is seeking, inter alia, a monetary compensation on the grounds of breach of contract with Golden Channels dated July 13, 1999 and a lawsuit for declaratory remedies, as detailed in the complaint. On January 17, 2003, an amended complaint was filed in context of which, Warner was seeking, inter alia, to compel Golden Channels to pay compensation of at least $ 16 million in addition to expenses. In addition, among others, declaratory remedies and an injunction were requested. On February 14, 2003, Golden Channels filed its answer and a counterclaim. In the context of the lawsuit, the parties also filed motions for preliminary injunctions. A hearing for the preliminary injunctions was held on March 31, 2003. The court rejected all of the motions for preliminary injunctions. The evidential hearing for the complaint and the counterclaim was held during January 2004 and on February 2004 the parties filed their summaries. In Warner’s post trial brief it requested compensation in the amount of approximately US$ 25 million. Golden channels requested compensation in the amount of approximately $ 3.8 million. At this time, the Company’s management and Golden channel’s U.S. legal counsel can not assess the chances of the claim, its monetary implications and the financial risks caused therefrom and, accordingly, no provision (except of a provision for estimated cost of the legal fees handling (see also below)) has been made in the financial statements in respect thereof.

(3)	On or about the filing date of the above lawsuits, Warner drew-down letters of credit it was granted by Golden Channels and Tevel in the amount of $ 5 million each.

Further to the above lawsuits and a demand made by Tevel and Golden Channels, Hot Vision board of directors resolved that, in principle, Hot Vision shall bear the amounts borne or to be borne by Tevel and Golden Channels with respect of the forfeiture of letters of credit, as detailed above, and in respect of the aforesaid agreements with the major studios, including their termination and related expenses and/or in respect of legal proceedings taken as above, subject to indemnification by its shareholders to cover these amounts.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- CONTINGENT LIABILITIES (Cont.)

On June 30, 2003, Hot Vision and the cable companies signed an agreement for the indemnification of Hot Vision relating to all of the amounts that it shall bear in connection with the debt to major studios and expenses associated with the management of the above legal procedures (“the Indemnification Agreement”). According to the indemnification agreement, the cable companies are committed, one towards the other, to jointly finance through Hot Vision the debt to the major studios and expenses associated with the management of these legal procedures which were implemented until the date of the financial statements against certain of the cable companies as well as any other procedure between Tevel and/or Golden Channels and the major studios in connection with agreements which were signed and/or terminated with the major studios – regarding content which was provided to channels 3 and 4. As for the pay channels (Cinema 1, 2, 3 and cinema prime), it was agreed that the amounts will be paid directly to Tevel. According to the Indemnification Agreement, the debt to the major studios contains amounts that Tevel and/or Golden Channels have to pay, as the case may be, to the major studios in connection with the legal proceedings associated with these agreements, including the amounts of new guarantees provided to the major studios, if so provided, and which the major studios will forfeit and legal fees that Tevel and/or Golden Channels will have to pay to the major studios, all by virtue of a judgment or a decree rendered in the context of the proceedings. The indemnification does not include amounts that are payable by the cable companies to Tevel and/or Golden Channels through Hot Vision and Avdar for purchase of content to channels 3 and 4 and to the pay channels (Cinema channel 1, 2, 3 and Cinema Prime).

The indemnification Agreement further stipulates that the commitments of the cable companies shall be revoked in the following cases: (1) if the cable companies release Hot Vision in writing from its obligations under this agreement (2) if Tevel, Golden Channel and the Company merge into another cable company (“the merged company”) and the merged company assumes, in writing and without any condition, the commitments of all of the cable companies towards Hot Vision under this agreement even if Hot Vision is not released from all of its said obligations given that the merged cable company holds all of the issued share capital of Hot Vision and that its commitments cover all of Hot Vision obligations under the Indemnification Agreement.

In light of the abovementioned, Hot Vision recorded in its financial statements a provision of approximately NIS 8.7 million connection with the legal fees of the case of Warner against Golden Channels, as mentioned in section (b)(2) above. The Company’s portion is approximately NIS 2.3 million.

c)	The annual financial statements as of December 31, 2003, which were approved and signed on March 31, 2004, include in Note 15 information regarding additional contingent claims against the Company and its subsidiaries, As of the date of approval of the financial statements no material changes occurred with respect to these other contingent claims.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD AND SUBSEQUENT EVENTS

a.	On January 24, 2004, Delek Investments Properties Ltd. (“Delek”) purchased from Dankner Investments Ltd. (“Dankner”) 17.99% of the Company’s outstanding Ordinary shares. In addition, Dankner granted Delek an option for two years to purchase additional shares of the Company constituting as of the date of the agreement 2% of the issued and outstanding share capital of the Company and the voting rights.

On March 14, 2004 the Company and its shareholders, Dankner and Delek entered into a memorandum of agreement with a leading Israeli mobile communications operator, Partner pursuant to which Partner shall invest up to $ 137 million in the Company for up to 40% share of the Company’s equity, and acquire control of the Company. The memorandum, which its terms are contained in the press release issued by the Company, in March 2004, and its financial statements as of December 31, 2003, will become binding only upon approval of the board of directors of each company and subject to significant conditions precedent.

On May 14, 2004, the time framework set for the execution of a definitive agreement to acquire holdings of the Company by Partner Communications Company Ltd., has expired and the memorandum of agreement detailed above has no legal effect. However, the parties intend to continue discussions in an effort to reach an agreement. At this point there is no assurance that such an agreement shall be concluded. Simultaneously, the Company conducts negotiations concerning the possibility of acquiring the cable operations and assets of Tevel, as stated in Note 3.

b.	In the reported period, 29,816 options of the 2003 option plan were exercised to 11,015 shares of NIS 1 par value each. Subsequent to balance sheet date, 37,235 options of the 2001 option plan and 4,000 options of the 2003 option plan were exercised to 4,522 shares of NIS 1 par value each.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INFORMATION ABOUT BUSINESS SEGMENTS

	Three months ended March 31, 2004 (unaudited)
	Internet	Cable Television *)	Total consolidated
	Reported NIS in thousands

Segment revenues	15,601	132,036	147,637

Segment results	5,684	(3,313)	2,371

	Three months ended March 31, 2003 (unaudited)
	Internet	Cable Television	Total consolidated
	Adjusted NIS in thousands

Segment revenues	6,490	123,849	130,339

Segment results	1,299	(10,449)	(9,150)

	Year ended December 31, 2003 (audited)
	Internet	Cable Television	Total consolidated
	Adjusted NIS in thousands

Segment revenues	34,403	511,077	545,480

Segment results	10,436	(18,255)	(7,819)

*)	includes the Company’s share in the operations of a jointly controlled entity, which constitutes an integral part of the cable television operations and which does not fall within the definition of a segment.